CORRESPONDENCE

Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas New York NY 10018
Tel 212 930 9700 Fax 212 930 9725 www.srff.com

December 13, 2006

Andrew Schoeffler, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Juniper Group, Inc.
    Amendment No. 3 to Registration Statement on Form SB-2
    Filed October 25, 2006
    File No. 333-131730

Dear Mr. Schoeffler:

This firm represents Juniper Group, Inc. (the “Company”) in the above-referenced Registration Statement on Form SB-2. Enclosed for filing is the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your November 22, 2006 comment letter:

General

1.
We note your statements in the Summary on page 3 and in the risk factors on page 10 that you intend to amend your registration statement or file a new one to include additional shares for resale once your authorized common stock has been increased. We assume that you intend to register these additional shares as resales under Rule 415(a)(1)(i) of the Securities Act. Given the nature and size of the transaction being already being registered, we believe that it may not be possible to characterize the resale of any additional shares as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act. Therefore, please remove references throughout your prospectus to the registration of additional shares underlying the convertible notes and warrants.

Response

In accordance with the Staff’s comment, the registration statement has been revised to remove references to the registration of additional shares underlying the convertible notes and warrants.

2.	Please update your filing to comply with Item 310(g) of Regulation S-B.

Response

The registration statement has been updated to comply with Item 310(g) of Regulation S-B.

The Offering, page 3

Common to be outstanding after the offering, page 3

3.
We note the disclosure regarding increasing the authorized number of shares of common stock. It appears that you have amended your articles of incorporation for the purpose of affecting this increase. In this regard, we note your statement in the response to comment 4 of our letter dated June 26, 2006. Please advise or revise.

Response

Due to the fact that the Company has amended its articles of incorporation, the registration statement has been revised accordingly.

Risk Factors, page 5

Our company and/or our management may be subject to fines..., page 8

4.
If applicable, please discuss whether the holders of the shares may have rescission rights and the related risks. Please also discuss the amount of your potential liability if holders exercise rescission rights.

Response

We have revised the risk factor to discuss the potential impact to the Company with respect to any potential rescission rights shareholders may have in connection with the disclosed actions.

We are required to pay liquidated damages..., page 10

5.
We note the example of the amount of liquidated damages for which you could be liable. However, it appears that you have filed the information statement and also received the stockholder approval, which should stop the tolling of any liquidated damages. As such, it appears that you should be able to provide an estimate of the actual liquidated damages for which you may be liable. Please advise or revise.

Response

We have revised this risk factor to provide an estimate of the actual liquidated damages which the Company may be liable for in connection with the delay in filing the information statement.

Dividends, page 12

6.	We note the disclosure in the fourth sentence. We also note that this amount may be paid in cash or shares of common stock. Please disclose the number of shares issuable as payment of this amount.

Response

The registration statement has been revised to disclose the number of shares issuable as payment of accrued and unpaid dividend liability to the preferred shareholders.

Management’s Discussion and Analysis of Financial Condition,.., page 14

7. It appears that you restated your financial statements. Please revise your MD&A to discuss the reasons for restatement and the impact on your financial statements.

Response

The MD&A section has been revised to discuss the reasons for restatement and the impact on the Company’s financial statements.

Business, page 22

8.	We reissue comment 11 of our letter dated June 26, 2006 with respect to the first bullet point, as it does not appear that you have provided the requested disclosure.

Response

We have revised the registration statement to provide the requested disclosure with respect to the Company’s environmental compliance costs.

Description of Securities to be Registered, page 32

(1) Non-Voting Preferred Stock, page 32

9.	We note the disclosure regarding the amount of the accrued and unpaid dividends. Please revise to update this figure as of the most recent practicable date.

Response

The disclosure of the accrued and unpaid dividends has been revised and updated as of September 30, 2006.

Financial Statements

Six Month Period Ended June 30, 2006

Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

10.
You disclosed a payment of equity for acquisitions of $630,213 as a source of investing cash flows. Since this appears to be a non-cash transaction, please tell us why you have included this amount in your statements of cash flows. Please refer to paragraph 32 of SFAS 95.

Response

The Consolidated Statements of Cash Flows has been revised to remove the payment of equity.

Year Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm, page F-19

11.	Please include an explanatory paragraph in the reissued audit opinion that refers to the restatement of the financial statements.

Response

The Company’s auditors have revised their audit opinion to include an explanatory paragraph concerning the restatement of the financial statements.

12.
We have reviewed your response to comment 18 of our letter dated June 26, 2006. In your response you agreed to classify the advances to you from officers for working capital needs and repayments of these advances to officers as financing transactions. However, you did not classify these advances and repayments within cash flows from financing activities in your statements of cash flows. Please restate your statements of cash flows by reclassifying these transactions from operating cash flows to financing cash flows in accordance with the provisions of SFAS 95.

Response

The Company has restated the statement of cash flows by reclassifying these transactions from operating cash flows to financing cash flows in accordance with the provisions of SFAS 95.

Note 4 — Film Licenses

13.
We have reviewed your responses to comments 19 and 21 of our letter dated June 26, 2006. You indicate that the projected aggregate value of your film library rights of $2,639,954 is in compliance with SOP 00-2. However, you did not provide us with an impairment analysis on a discounted cash flow basis. Please provide us with an impairment analysis as of December 31, 2005 and September 30, 2006 prepared in accordance with the guidelines of SOP 00-2. This impairment analysis should comply with the provisions of paragraph 45 of SOP 00-2 and should consider the following factors in estimating future cash inflows and outflows for a film:

• the film’s performance in prior markets,

• the public’s perception of the film’s story, cast, director, or producer,

• historical results of similar films,

• historical results of the cast, director, or producer on prior films,

• running time of the film in your discounted cash flow model, and

• the cash outflows necessary to generate the film’s cash inflows.

The impairment analysis should also consider the provisions of paragraph 46 of SOP 00-2, which states that when using the traditional discounted cash flow approach to estimate the fair value of a film, the relevant future cash inflows and outflows should represent the entity’s estimate of the most likely cash flows. This paragraph also requires that all possible relevant future cash inflows and outflows should be probability weighted by period and the estimated mean or average by period should be used in determining the fair value of a film using the expected cash flows approach.

As part of your impairment analysis please provide us with a comprehensive discussion of the assumptions used in your impairment analysis, including the assumed revenue growth rate, assumed annual cash flows and the assumed discount rate. Please also quantify your assumptions and provide a detailed reconciliation and explanation of any deviation between your revenue projections and your historical results for the last three years.
Response

The Company’s analysis of its film library begins with its independent valuation as of 2003. The Company has attached Schedules 1 and 1.1 to this response which shows its complete library:

o	Title of the film
o	Year it was produced
o	Cast
o	Director
o	Genre
o	Date acquired by the Company
o	Evaluation made by the independent consultants
o	Expiration date of the Company’s licensing agreement
o	Number of months available starting 1/1/2004
o	Actual amortization taken over 2004 and 2005
o	Revenue received by film in 2004 & 2005
o	Management’s estimated revenue forecast and discounted cash flow of that estimate
o	The effect on the film library of that analysis and management’s subjective adjustment to the carrying amount to the film library as of December 31, 2005

The purpose of these analyses is to support the facts the Company encountered and the conclusions reached by management.

The Company’s film library consists primarily of animated films, action and adventure movies, comedy and the “Sword and Sandal” genre, which are grouped together for thematic packages. The packages are composed of lead pictures (those more desirable in particular markets), followed by less popular films. While and the “Sword and Sandal” genre experienced a certain popularity eight to ten years ago, it does not command the market share it once did. The Company’s films are marketed primarily in DVD and broadcast media in the European, pacific Rim, Asian and South American markets.

Subsequent to 2003, the Company began to experience significant piracy (specifically in the DVD media which establishes the value of the film) in its titles. Since this piracy occurred not only in the US market but in international markets as well, the costs to combat this piracy both domestically and internationally was estimated to range from $50,000 to $100,000 annually. The Company quickly realized that it lacked the resources to aggressively market these films around the globe. Further, it lacked the resources to combat electronic distribution and piracy. What resources were available to the Company were directed toward the acquisition of New Wave Communications and the development of the Broadband Installation and Wireless Infrastructure Services.

At the end of 2005, the Company reviewed the revenue realized from its film library and determined that its earlier revenue projections would likely not be met. Further it realized that future value of the thematic packages due to piracy and especially its lead pictures were deteriorating and that a writedown was required. The writedown was made by management’s review and evaluation. A discounted cashflow model using a 30% discount factor is provided in Exhibit 1.1 and supports Management’s subjection evaluation. The model does not contemplate any cash outflows to generate any revenues, since the Company does not actively market its film library. Rather it responds to inquiries from the marketplace, which in turn explains the low revenue generated. Revenue growth is assumed as flat. The Company believes that there will be revenue generated over the balance of the film library’s life because it still receives periodic inquiries on its films.

14.
We note that your valuation firm was able to conclude that the value of your film titles that had been distributed illegally would not be material since you have an aggressive policy of pursuing pirates and had been successful in the past in controlling illegal distribution of film titles. We also note that in your response to comment 22 you states that you did not market films in 2006 due to the pirating of your films. These facts appear to indicate a change in the results of your anti--piracy efforts since the 2003 valuation. in your response, you indicate that you intend to aggressively pursue titles that are distributed illegally. Please tell us and quantify for us how the illegal distribution of your films was factored into the revenue projections of your impairment analysis. Please also describe for us your aggressive policy for controlling illegal distribution and provide us with examples that demonstrate success in the past in controlling illegal distribution of pirated film titles.

Response
While the Company’s valuation firm accurately stated the Company aggressively combated piracy at the end of 2003, this is no longer the case today. The Company’s resources have thinned and it can no longer devote the time and funds necessary to deal with the piracy problem in a meaningful manner. As described above, the Company does not actively market its films, attend trade shows or solicit orders for its library at this time. Rather, it responds to inquiries from the marketplace. The responses to this comment are found in our response to Comment #13.

To repeat, while the Company intended to combat piracy, it quickly became apparent that it did not have the resources to do so, and as a result, there have been no significant efforts in this area in 2006.

15.
We have reviewed your response to comment 22 of our letter dated June 26, 2006. Your response did not address why you believe that 67% of your film value will be realized by 2009 despite your inability to market any films through June 30, 2006. Please tell us in a comprehensive manner the basis for your assumption that 67% of your unamortized film costs will be amortized in 2006 and 89% by 2011 given that you do not appear to have recognized any film revenues through June 30, 2006. Please provide us with the estimated film revenues as of December 31, 2005 you refer to on page F-32 and explain each assumption underlying your estimate and specify its basis. Please also clarify the reasonableness of your assumptions based on your disclosure in management’s discussion analysis as of June 30, 2006 that you have not devoted resources toward the promotion and solicitation of your film licenses and have slowed down the marketing of your films. Please also tell us the film revenues that you have earned through October 31, 2006.

Response
While we have no revenues in 2006 to date, we believe we will have revenues in 2007 and beyond because of new arrangements and renewals of existing relationships which are currently being discussed. At December 31, 2006, we will critically evaluate our film library, and if necessary, adjust the carrying amount further.

Note 6 - Shareholders’ Equity

16.
We have reviewed your response to comment 24 of our letter dated June. 26, 2006. In your response you stated that the convertible non-voting redeemable preferred stock has been reclassified as a liability. However, you do not appear to have reclassified the non-voting redeemable preferred stock to a liability as you indicated in your response. Please tell us the factors that lead you to conclude that the redeemable preferred stock should be presented as a liability. Please disclose the provisions of your voting and non-voting preferred stock that require the presentation as a liability or tell us why you believe your redeemable preferred stock is properly classified within the equity section. Please refer to SFAS 150, EITF D-98, Rule 5.02 of Regulation S-X and SAB Topic 3:C.

Response

Disclosure has been revised to the description of the securities being registered to make it clear that the convertible non-voting redeemable preferred stock is redeemable at the option of the Company and therefore is appropriately classified as a component of stockholders’ equity. We apologize for any prior confusion.

17.
We have reviewed your response to comment 27 of our letter dated June 26, 2006. The Schedule 2 that you refer to in your response does not provide a comparison of all potentially issuable common shares. Please provide us with a comparison of all potentially issuable common shares assuming the exercise of all options and warrants, and the conversion of all convertible instruments as of December 31, 2005 and at each subsequent balance sheet date. In the event that you have more potentially issuable common shares than authorized common shares, it would appear that certain of your equity instruments might be properly classified as liabilities. Please refer to paragraphs 13 and 19 of EITF 00-19.

Response

We have enclosed Schedule 2 as an explanation to show the total number of shares exercisable from all sources at December 31, 2005 and September 30, 2006, compared to total shares authorized and outstanding at each date.

Note 15 — Business Segment information

18.
We have reviewed your response to comment 29 of our letter dated June 26, 2006. You indicated in your response that you would disclose the types of expenses and the respective amounts that comprise selling, general and administrative expenses given that corporate and other expenses not allocated to your business segments represent a significant amount of your costs of operations. However, you do not appear to have provided these disclosures. Please specifically disclose the types of expenses and the respective amounts that comprise selling, general arid administrative expenses.

Response

This note has been revised to correct an earlier error in the disclosure of cost of operations.  There are no amounts that comprise selling, general arid administrative expenses in the footnote.

19.
We have reviewed your response to comment 30 of our letter dated June 26, 2006. You indicated in your response that you would provide the enterprise-wide disclosures required by paragraph 37 of SFAS 131. However, you do not appear to have disclosed revenues for each of your significant services. Please disclose the amount of revenues generated from the various services that you offer, including at a minimum installation of broadband equipment, film licensing, and installation of redundant power equipment.

Response

This note has been revised to disclose that all revenues are derived from either broadband installation or film licensing services that are offered by the Company.

Other

20.
We have reviewed your response to comment 31 of our letter dated June 26, 2006. You did not provide a pro forma statement of operations for the six month period ended June 30, 2006. In addition, you did not disclose the nature of any pro forma adjustments in the notes to the pro forma statements of operations for 2005. Please be sure to clearly reference and explain the assumptions involved in these adjustments. Please also disclose the pro forma information required by paragraphs 54-57 of SFAS 141 for the interim period ended June 30, 2006.

Response

The registration statement has been revised to provide a pro forma statement of operations for the nine month period ended September 30, 2006, with the appropriate additional disclosures requested by the Staff.

In connection with the foregoing responses we hereby acknowledge the following on behalf of the Company:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***
Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,
/s/Yoel Goldfeder
Yoel Goldfeder

 SCHEDULE 1
Juniper Pictures Inc
Analyses of Amortization of Film Library Costs for SB-2 comments 13,14 and 15- Letter 11-22-06

EVERGREEN PICTURES 12-19-03
EVALUATION MADE BY OUTSIDE CONSULTANTS

							WW Sat			General Ledger
	DATE			North	American	Int'l T.V.	Cable &	Int'l	TOTAL	Balance At
ID	ACQ	Title	Year	T.V. Distr	DVD	Distrb	Distrb	DVD		12/31/2003
1	1992	79 A.D.	1962	5,450	2,750	9,750	6,338	1,788	26,076	10,579
2	1993	ABRAXAS	1991	10,900	13,750	24,500	24,500	15,925	89,575	35,250
3	1992	AGZ-55	1966	5,450	6,875	9,750	6,388	4,469	32,932	8,800
4	1992	PASSPORT	1965	5,450	8,250	9,750	6,338	5,363	35,151	8,800
5	1994	ALONE V ROME	1962	5,450	1,375	2,500	1,625	894	11,844	8,000
6		An Eye For An Eye aka Un occhio per occhio	1967						0	0
7	1995	ATLAS CYCLOPS, aka Maciste nella terra dei ciclopi	1961	5,450	1,375	2,500	1,625	894	11,844	12,000
8	1995	AVENGER	1966	5,450	1,375	2,500	1,625	894	11,844	11,453
9	1992	BANG.BANG	1968	5,450	8,250	9,750	6,338	5,363	35,151	10,560
10	1989	BATTLE OF STARS, aka Anno Zero/Guerra Nello Spazio	1977	13,080	6,875	15,500	10,075	4,469	49,999	87,606
12		Black Ribbon For Deborah	1974						0	0
13	1996	BLACK DUKE	1963						0	12,000
14		Black Lemons	1970						0	2
15		Blood River	1977						0	0
16	1992	BLUEPRINT	1967	5,450	6,875	9,750	6,338	4,469	32,882	8,800
17	1996	CAESAR THE CONQUEROR, aka Giulio Cesare, Il Conquistatore Delle Gallie	1962	5,450	1,375	2,500	1,625	894	11,844	12,000
18		Cagliostro	1974						0	0
19		Catamount Killing aka Pittsville-Ein Safe Voll lu	1974						0	0
20	1992	CATASTROPHE	1966	10,900	2,750	15,500	10,075	1,788	41,013	11,760
21		Catherine & Co (Catherine et Cie)	1975							0
22	1992	CHALLENGE	1970	10,900	8,250	15,500	10,075	5,363	50,088	11,760
23	1992	CONQUEROR OF MARACA)	1960	5,450	2,750	9,750	6,338	2,827	27,115	10,579
24	1992	CONOUEROR OF THE ORIENT, aka Il Conquistatore dell'Oriente	1960	5,450	1,375	2,500	1,625	894	11,844	7,619
25	1992	COSMOS	1977	5,450	2,750	9,750	6,338	894	25,182	11,126
26	1992	CRACKDOWN		10,900	2,750	15,500	10,075	1,788	41,013	63,735
27		Crossfire, aka Odio Implacabile	1947							0
28		Cry Chicago	1969							0
29		Dark Before Dawn	1987							0
30		Daughter Of Mata Hari	1954							0
31	1989	DAYS OF FURY	1978	10,900	2,750	15,500	10,075	1,788	41,013	82,605
32	1994	DESERT WARRIOR	1984	5,450	2,750	9,750	1,625	894	20,469	8,000
33		Devilman Story	1967							0
34	1992	DEVIL’S CAVALIER	1959	5,450	6,875	9,750	6,338	1,788	30,201	5,920
35	1992	DISCO	1976	5,450	2,750	15,500	10,075	894	34,669	2,960
36	1992	DIXIE LANE	1988	13,080	13,750	19,500	12,675	8,938	67,943	7,063
37		Eagles Attack At Down aka Pritza Hagdola	1970							0
38	1992	ECHOES	1988	10,900	6,875	19,500	12,675	4,469	54,419	4,688
39	1992	Elm Chanted Forest	1986	10,900	8,250	15,500	10,075	1,788	46,513	199,299
40	1992	ECF-4	1986	10,900	2,750	15,500	10,075	1,788	41,013	80,482
41	1991	ESCAPE FRM SAVEHAVEN	1989	10,900	13,750	19,500	12,675	8,938	65,763	0
42	1992	FISTFUL OF DIAMONDS	1973	5,450	6,875	9,750	6,338	4,469	32,882	8,800
43		Fountain Of Rome aka Fontana Di Trevi	1960							0
44	1992	FURY OF HERCULES	1961	5,450	2,750	9,750	6,338	1,788	26,076	11,760
45	1995	GIANTS OF THESSALY	1960	5,450	1,375	2,500	1,625	894	11,844	12,000
46	1992	GLADIATORS SEVEN	1965	5,450	6,875	19,500	11,415	4,469	47,709	16,499
47	1992	GOWFACE	1967	5,450	6,875	9,750	6,338	4,469	32,882	8,800
48	1992	GOUATH vs Giant, aka Goliath Contro I Giganti	1962	5,450	2,750	9,750	6,338	1,788	26,076	7,619
49		Guns Are Still Thundering, aka Quel Caldo Maledetto Giorno Di Fuoco	1968							0
50	1995	HEROD THR GREAT	1958						0	7,313
51	1992	HUNTER OF THE UNKNOWN, aka Agent 3S3 Massacre in the Sun	1966	5,450	2,750	15,500	10,075	1,788	35,563	8,800
52	1992	HYNOS	1967	5,450	2,750	15,500	10,075	894	34,669	2,960
53	1988	JUST BEFORE DAWN	1981	10,900	13,750	19,500	12,675	8,938	65,763	257,322
54	1992	KINGS PRISONER	1954	5,450	2,750	9,750	6,338	1,788	26,076	2,960
55	1992	LAST DAYS OF POMPEII, aka Gli Ultimi Giorni Di Pompei	1959	5,450	2,750	2,500	1,625	1,788	14,113	20,560
56		Last Days of the Vikings, Ultimo dei Vikinghi	1961							750
57	1992	LOADED GUNS	1974	10,900	2,750	15,500	10,075	1,788	41,013	10,000
58		Lonely Hearts aka Cuori Solitari	1969							0
59	1988	LOVELY BUT DEADLY	1981	10,900	13,750	19,500	12,675	8,938	65,763	256,389
60	1992	MAKO	1976	10,900	2,750	15,500	10,075	1,788	41,013	17,680
61		Massacre in The Black Forest, aka Il Massacro Della Foresta Nera	1966							0
62	1992	MOONSHINE	1977	10,900	2,750	15,500	10,075	1,788	41,013	26,480
63	1992	NO DIAMONDS FOR URSU, aka Diamanti che nessuno voleva rubare	1968	5,450	1,375	2,500	1,625	894	11,844	2,960
64	1992	OLD TESTAMENT	1962	5,450	2,750	9,750	6,338	1,788	26,076	10,579
65	1992	OPERATION	1967	5,450	6,875	9,750	6,338	4,469	32,882	8,800
66		Personal Foul	1987							0
67	1992	PRAY, Prega Per La Tua Morte Sartana aka Sartana	1968	5,450	6,875	9,750	6,338	4,469	32,882	8,800
68	1992	PROBABIUlY ZERO	1969	5,450	6,875	9,750	6,338	1,788	30,201	2,960
69	1982	PROJECT KILL	1977	10,900	6,875	15,500	10,075	4,469	47,819	11,760
71	1992	RAGAN	1967	5,450	6,875	9,750	6,338	4,469	32,882	5,920
72	1992	RAMPAGE OF EVIL	1963	5,450	2,750	9,750	6,338	1,788	26,076	5,920
73	1996	REBEL GLADIATOR, aka Ursus, il gladiatore ribelle	1963							11,775
74	1991	REJUVENATOR	1988	10,900	8,250	15,500	10,075	5,363	50,088	(0)
75	1192	RELIGION INC	1989	10,900	10,625	19,500	12,675	13,406	67,106	0
76	1989	RETURN	1986	10,900	2,750	15,500	10,075	1,788	41,013	106,264
77	1992	REVENGE OF URSUS	1961	5,450	1,375	2,500	1,625	1,788	12,738	2,400
78	1992	REVENGE OF IVANHOE	1965	5,450	6,875	9,750	6,338	4,469	32,882	11,760
79	1992	REVENGE OF THE BI.K KNT	1963	5,450	6,875	9,750	6,338	4,469	32,882	14,720
80	1992	Rings aound the world	1966	5,450	2,750	9,750	6,338	1,788	26,076	10,560
81		Roland The Mighty, aka Orlando e I Palladini di Francia	1956							0
82	1992	SAMSON	1961	5,450	2,750	9,750	6,338	1,788	26,076	10,579
83		Satanik	1968							0
84	1992	SEVEN FROM THEBES	1964	5,450	2,750	9,750	6,338	1,788	26,076	2,593
85		Seven Rebel Gladiators , aka Sette Contro Tutti	1965							0
86	1992	SHARAZ	1968	5,450	6,875	9,750	6,338	894	29,307	11,760
87		Silence The Witness	1974							0
88	1996	SON OF ELCID	1965	5,450	1,700	2,500	1,625	894	12,169	12,000
89	1992	SOULTAKER	1990	10,900	13,750	24,500	15,925	8,938	74,013	97,293
90	1992	SPARTACUS, aka Gli Invincibili Dieci Gladiatori	1964	5,450	2,750	9,750	6,338	1,788	26,076	20,560
91	1992	STEPS	1984	5,450	1,375	2,500	1,625	894	11,844	11,760
92		Street Law	1974							0
93		Survivor	1987							0
94	1992	TABOO ISLAND	1976	10,900	2,750	15,500	10,075	1,788	41,013	10,000
95		aka Spiaggia Del Desiderio								553
96	1995	TARTAR INVASION, aka Ursus e la ragazza Tartara	1962							4,938
97	1992	EVIL	1978	10,900	20,625	19,500	12,675	8,938	72,638	26,480
98		Tax Season	1989							0
99	1992	TEMPLE OF A 1000 UGHT	1964	5,450	2,750	9,750	6,338	1,788	26,076	10,579
100		The Last Circus Show , aka Venditore Di Palloncini	1974							0
101	1995	SLAVE QUEEN	1958	5,450	1,375	2,000	1,625	894	11,344	12,000
102		The Designated Victim , aka La Vittima Designata	1971							0
103	1992	TREASURE	1966	5,450	1,375	2,500	1,625	894	11,844	11,760
104	1994	TREAS. OFTHE AMAZON	1985	5,450	13,750	19,500	12,675	8,938	60,313	50,067
105	1992	Triumph Of TheTen Gladiators, aka Il Trionfo Dei Dieci Gladiatori	1963	5,450	2,750	9,750	6,338	1,788	26,076	17,128
106	1992	TEN GLADIATORS	1963	10,900	2,750	15,500	10,075	1,788	41,013	19,760
107		Tunis Top Secret aka Tunisi Top Secret	1959							0
108		Under Cover Of Darkness	1992	16,350	11,050	17,000	9,521	13,395	67,316	103,803
109	1992	URSUS, aka Ursus nella Valle Dei Leoni	1962	5,450	2,750	9,750	6,338	1,788	26,076	11,250
110		Ursus	1961							735
111	1991	Yeah, My Heart Beats Loud	1990	10,900	2,750	15,500	10,075	1,788	41,013	120,203
112		Yellow, The Cousins aka Yellow, le cugine	1974							0
113	1994	DARUAGNAN		5,450	2,750	4,750	1,625	894	15,469	8,000
		Package Sales							0	0
		Scripts								225,000
		unlocated difference							0	669

		Totals		560,260	394,625	865,250	562,413	256,506	2,639,054	2,424,782

SCHEDULE 1 (Continued)
Juniper Pictures Inc
Analyses of Amortization of Film Library Costs for SB-2 comments 13,14 and 15- Letter 11-22-06

EVERGREEN PICTURES 12-19-03
EVALUATION MADE BY OUTSIDE CONSULTANTS

							Annual	Total	General Ledger
		Quarterly Impairment Evaluation					Amortization	Writeoff	Balance At
ID	Title	03/31/04	06/30/04	09/30/04	12/31/04	Total	2004	2004	12/31/2004
1	79 A.D.	165	165			331		331	10,248
2	ABRAXAS	3,000	3,000		18,000	24,000		24,000	11,250
3	AGZ-55	138	138			275		275	8,525
4	PASSPORT	138	138			275		275	8,525
5	ALONE V ROME	125	125			250		250	7,750
6	An Eye For An Eye aka Un occhio per occhio					0		0	0
7	ATLAS CYCLOPS, aka Maciste nella terra dei ciclopi	188	188			375		375	11,625
8	AVENGER	179	179			358		358	11,095
9	BANG.BANG	165	165			330		330	10,230
10	BATTLE OF STARS, aka Anno Zero/Guerra Nello Spazio					0		0	87,606
12	Black Ribbon For Deborah					0		0	0
13	BLACK DUKE	188	188			375		375	11,625
14	Black Lemons					0		0	2
15	Blood River					0		0	0
16	BLUEPRINT	138	138			275		275	8,525
17	CAESAR THE CONQUEROR, aka Giulio Cesare, Il Conquistatore Delle Gallie	188	188			375		375	11,625
18	Cagliostro					0		0	0
19	Catamount Killing aka Pittsville-Ein Safe Voll lu					0		0	0
20	CATASTROPHE	184	184			368		368	11,393
21	Catherine & Co (Catherine et Cie)					0		0	0
22	CHALLENGE	184	184			368		368	11,393
23	CONQUEROR OF MARACA)	165	165			331		331	10,248
24	CONOUEROR OF THE ORIENT, aka Il Conquistatore dell'Oriente	119	119			238		238	7,381
25	COSMOS	174	174			348		348	10,778
26	CRACKDOWN					0		0	63,735
27	Crossfire, aka Odio Implacabile					0		0	0
28	Cry Chicago					0		0	0
29	Dark Before Dawn					0		0	0
30	Daughter Of Mata Hari					0		0	0
31	DAYS OF FURY					0		0	82,605
32	DESERT WARRIOR	125	125			250		250	7,750
33	Devilman Story					0		0	0
34	DEVIL’S CAVALIER	93	93			185		185	5,735
35	DISCO	46	46			93		93	2,868
36	DIXIE LANE					0		0	7,063
37	Eagles Attack At Down aka Pritza Hagdola					0		0	0
38	ECHOES					0		0	4,688
39	Elm Chanted Forest					0		0	199,299
40	ECF-4	10,000	10,000		(20,000)	0		0	80,482
41	ESCAPE FROM SAVEHAVEN					0		0	0
42	FISTFUL OF DIAMONDS	138	138			275		275	8,525
43	Fountain Of Rome aka Fontana Di Trevi					0		0	0
44	FURY OF HERCULES	184	184			368		368	11,393
45	GIANTS OF THESSALY	188	188			375		375	11,625
46	GLADIATORS SEVEN	258	258			516		516	15,983
47	GOWFACE	138	138			275		275	8,525
48	GOUATH vs Giant, aka Goliath Contro I Giganti	119	119			238		238	7,381
49	Guns Are Still Thundering, aka Quel Caldo Maledetto Giorno Di Fuoco					0		0	0
50	HEROD THR GREAT	188	188			375		375	6,938
51	HUNTER OF THE UNKNOWN, aka Agent 3S3 Massacre in the Sun	138	138			275		275	8,525
52	HYNOS	46	46			93		93	2,868
53	JUST BEFORE DAWN					0		0	257,322
54	KINGS PRISONER	46	46			93		93	2,868
55	LAST DAYS OF POMPEII, aka Gli Ultimi Giorni Di Pompei	321	321			643		643	19,918
56	Last Days of the Vikings, Ultimo dei Vikinghi	188	188			375		375	375
57	LOADED GUNS	156	156			313		313	9,688
58	Lonely Hearts aka Cuori Solitari					0		0	0
59	LOVELY BUT DEADLY					0		0	256,389
60	MAKO	276	276			553		553	17,128
61	Massacre in The Black Forest, aka Il Massacro Della Foresta Nera					0		0	0
62	MOONSHINE	414	414			828		828	25,653
63	NO DIAMONDS FOR URSU, aka Diamanti che nessuno voleva rubare	46	46			93		93	2,868
64	OLD TESTAMENT	165	165			331		331	10,248
65	OPERATION	138	138			275		275	8,525
66	Personal Foul					0		0	0
67	PRAY, Prega Per La Tua Morte Sartana aka Sartana	138	138			275		275	8,525
68	PROBABIUlY ZERO	46	46			93		93	2,868
69	PROJECT KILL	184	184			368		368	11,393
71	RAGAN	93	93			185		185	5,735
72	RAMPAGE OF EVIL	93	93			185		185	5,735
73	REBEL GLADIATOR, aka Ursus, il gladiatore ribelle	188	188			375		375	11,400
74	REJUVENATOR					0		0	(0)
75	RELIGION INC					0		0	0
76	RETURN					0		0	106,264
77	REVENGE OF URSUS	38	38			75		75	2,325
78	REVENGE OF IVANHOE	184	184			368		368	11,393
79	REVENGE OF THE BI.K KNT	230	230			460		460	14,260
80	Rings aound the world	165	165			330		330	10,230
81	Roland The Mighty, aka Orlando e I Palladini di Francia					0		0	0
82	SAMSON	165	165			331		331	10,248
83	Satanik					0		0	0
84	SEVEN FROM THEBES	41	41			81		81	2,512
85	Seven Rebel Gladiators , aka Sette Contro Tutti					0		0	0
86	SHARAZ	184	184			368		368	11,393
87	Silence The Witness					0		0	0
88	SON OF ELCID	188	188			375		375	11,625
89	SOULTAKER	5,000	5,000		(10,000)	0		0	97,293
90	SPARTACUS, aka Gli Invincibili Dieci Gladiatori	321	321			643		643	19,918
91	STEPS	184	184			368		368	11,393
92	Street Law					0		0	0
93	Survivor					0		0	0
94	TABOO ISLAND	156	156			313		313	9,688
95	aka Spiaggia Del Desiderio	276	276			553		553	0
96	TARTAR INVASION, aka Ursus e la ragazza Tartara	188	188			375		375	4,563
97	EVIL	414	414			828	15,000	15,828	10,653
98	Tax Season					0		0	0
99	TEMPLE OF A 1000 UGHT	165	165			331		331	10,248
100	The Last Circus Show , aka Venditore Di Palloncini					0		0	0
101	SLAVE QUEEN	188	188			375		375	11,625
102	The Designated Victim , aka La Vittima Designata					0		0	0
103	TREASURE	184	184			368		368	11,393
104	TREAS. OFTHE AMAZON				50,000	50,000		50,000	67
105	Triumph Of TheTen Gladiators, aka Il Trionfo Dei Dieci Gladiatori					0		0	17,128
106	TEN GLADIATORS	309	309			618		618	19,143
107	Tunis Top Secret aka Tunisi Top Secret					0		0	0
108	Under Cover Of Darkness					0		0	103,803
109	URSUS, aka Ursus nella Valle Dei Leoni					0		0	11,250
110	Ursus	184	184			368		368	368
111	Yeah, My Heart Beats Loud					0		0	120,203
112	Yellow, The Cousins aka Yellow, le cugine					0		0	0
113	DARUAGNAN	125	125			250		250	7,750
	Package Sales					0		0	0
	Scripts								225,000
	unlocated difference					0		0	669

	Totals	28,469	28,469		38,000	94,939	15,000	109,939	2,314,843

SCHEDULE 1 (Continued)
Juniper Pictures Inc
Analyses of Amortization of Film Library Costs for SB-2 comments 13,14 and 15- Letter 11-22-06

EVERGREEN PICTURES 12-19-03
EVALUATION MADE BY OUTSIDE CONSULTANTS

							Annual	Total	Impairment	General Ledger
		Quarterly Impairment Evaluation					Amortization	Writeoff	Reevaluation	Balance At
ID	Title	03/31/05	06/30/05	09/30/05	12/31/05	Total	2005	2005	2005	12/31/2005
1	79 A.D.			165	165	331		331	(1,692)	11,610
2	ABRAXAS			3,000	17,000	20,000		20,000	(20,000)	11,250
3	AGZ-55			138	138	275		275	3,000	5,250
4	PASSPORT			138	138	275		275	8,250	0
5	ALONE V ROME			125	125	250		250	0	7,500
6	An Eye For An Eye aka Un occhio per occhio					0		0	0	0
7	ATLAS CYCLOPS, aka Maciste nella terra dei ciclopi			188	188	375		375	4,188	7,063
8	AVENGER			179	179	358	322	680	4,188	6,228
9	BANG.BANG			165	165	330		330	3,000	6,900
10	BATTLE OF STARS, aka Anno Zero/Guerra Nello Spazio					0		0	80,000	7,606
12	Black Ribbon For Deborah					0		0	0	0
13	BLACK DUKE			188	188	375		375	11,250	0
14	Black Lemons					0		0	2	0
15	Blood River					0		0	0	0
16	BLUEPRINT			138	138	275		275	3,000	5,250
17	CAESAR THE CONQUEROR, aka Giulio Cesare, Il Conquistatore Delle Gallie			188	188	375		375	11,250	0
18	Cagliostro					0		0	0	0
19	Catamount Killing aka Pittsville-Ein Safe Voll lu					0		0	0	0
20	CATASTROPHE			184	184	368		368	3,000	8,025
21	Catherine & Co (Catherine et Cie)					0		0	0	0
22	CHALLENGE			184	184	368		368	3,000	8,025
23	CONQUEROR OF MARACA)			165	165	331	597	928	0	9,320
24	CONOUEROR OF THE ORIENT, aka Il Conquistatore dell'Oriente		1,375	119	119	1,613	322	1,935	(46)	5,492
25	COSMOS			174	174	348		348	10,431	0
26	CRACKDOWN		7,750	7,750		15,500		15,500	48,000	235
27	Crossfire, aka Odio Implacabile					0		0	0	0
28	Cry Chicago					0		0	0	0
29	Dark Before Dawn					0		0	0	0
30	Daughter Of Mata Hari					0		0	0	0
31	DAYS OF FURY					0		0	75,000	7,605
32	DESERT WARRIOR			125	125	250		250	0	7,500
33	Devilman Story					0		0	0	0
34	DEVIL’S CAVALIER			93	93	185		185	5,550	0
35	DISCO			46	46	93		93	2,775	0
36	DIXIE LANE					0		0	0	7,063
37	Eagles Attack At Down aka Pritza Hagdola					0		0	0	0
38	ECHOES					0		0	0	4,688
39	Elm Chanted Forest		8,250	8,250		16,500	681	17,181	145,000	37,118
40	ECF-4			10,000		10,000		10,000	65,000	5,482
41	ESCAPE FRM SAVEHAVEN				5,582	5,582		5,582	(5,582)	0
42	FISTFUL OF DIAMONDS			138	138	275		275	3,000	5,250
43	Fountain Of Rome aka Fontana Di Trevi					0		0	0	0
44	FURY OF HERCULES			184	184	368		368	0	11,025
45	GIANTS OF THESSALY			188	188	375		375	11,250	0
46	GLADIATORS SEVEN			258	258	516	322	837	0	15,146
47	GOWFACE			138	138	275		275	3,000	5,250
48	GOUATH vs Giant, aka Goliath Contro I Giganti			119	119	238	322	560	6,821	0
49	Guns Are Still Thundering, aka Quel Caldo Maledetto Giorno Di Fuoco					0		0	0	0
50	HEROD THR GREAT		1,375	188	188	1,750		1,750	5,188	0
51	HUNTER OF THE UNKNOWN, aka Agent 3S3 Massacre in the Sun			138	138	275		275	3,000	5,250
52	HYNOS			46	46	93		93	2,775	0
53	JUST BEFORE DAWN		13,750	13,750		27,500	21,704	49,204	167,418	40,700
54	KINGS PRISONER			46	46	93		93	2,775	0
55	LAST DAYS OF POMPEII, aka Gli Ultimi Giorni Di Pompei		2,750	321	321	3,393	322	3,714	3,750	12,453
56	Last Days of the Vikings, Ultimo dei Vikinghi			188	188	375		375	0	0
57	LOADED GUNS			156	156	313		313	3,000	6,375
58	Lonely Hearts aka Cuori Solitari					0		0		0
59	LOVELY BUT DEADLY		13,750	13,750		27,500	615	28,115	197,994	30,280
60	MAKO			276	276	553		553	5,000	11,575
61	Massacre in The Black Forest, aka Il Massacro Della Foresta Nera					0		0		0
62	MOONSHINE			414	414	828		828	13,000	11,825
63	NO DIAMONDS FOR URSU, aka Diamanti che nessuno voleva rubare			46	46	93		93	2,775	0
64	OLD TESTAMENT		2,750	165	165	3,081	322	3,402	0	6,846
65	OPERATION			138	138	275		275	3,000	5,250
66	Personal Foul					0		0		0
67	PRAY, Prega Per La Tua Morte Sartana aka Sartana			138	138	275		275	3,000	5,250
68	PROBABIUlY ZERO			46	46	93		93	2,775	0
69	PROJECT KILL			184	184	368		368	3,000	8,025
71	RAGAN			93	93	185		185	5,550	0
72	RAMPAGE OF EVIL			93	93	185		185	3,000	2,550
73	REBEL GLADIATOR, aka Ursus, il gladiatore ribelle			188	188	375		375	11,025	0
74	REJUVENATOR				16,876	16,876		16,876	(16,876)	0
75	RELIGION INC					0		0	0	0
76	RETURN		3,000	3,000	18,193	24,193		24,193	82,071	0
77	REVENGE OF URSUS			38	38	75		75	890	1,360
78	REVENGE OF IVANHOE			184	184	368		368	11,025	0
79	REVENGE OF THE BI.K KNT			230	230	460		460	13,800	0
80	Rings aound the world			165	165	330		330	3,000	6,900
81	Roland The Mighty, aka Orlando e I Palladini di Francia					0		0		0
82	SAMSON			165	165	331	322	652	0	9,596
83	Satanik					0		0		0
84	SEVEN FROM THEBES			41	41	81	322	403	(1,859)	3,968
85	Seven Rebel Gladiators , aka Sette Contro Tutti					0		0		0
86	SHARAZ			184	184	368		368	0	11,025
87	Silence The Witness					0		0		0
88	SON OF ELCID			188	188	375		375	11,250	0
89	SOULTAKER		5,000	5,000	37,229	47,229		47,229	46,189	3,876
90	SPARTACUS, aka Gli Invincibili Dieci Gladiatori			321	321	643		643	6,816	12,459
91	STEPS			184	184	368		368	8,000	3,025
92	Street Law					0		0		0
93	Survivor					0		0		0
94	TABOO ISLAND			156	156	313		313	9,375	0
95	aka Spiaggia Del Desiderio					0		0		0
96	TARTAR INVASION, aka Ursus e la ragazza Tartara			188	188	375		375	4,188	0
97	EVIL			414	414	828		828	3,000	6,825
98	Tax Season					0		0		0
99	TEMPLE OF A 1000 UGHT			165	165	331	322	652	0	9,596
100	The Last Circus Show , aka Venditore Di Palloncini					0		0		0
101	SLAVE QUEEN			188	188	375		375	4,188	7,063
102	The Designated Victim , aka La Vittima Designata					0		0		0
103	TREASURE			184	184	368		368	7,000	4,025
104	TREAS. OFTHE AMAZON					0		0	(21,093)	21,160
105	Triumph Of TheTen Gladiators, aka Il Trionfo Dei Dieci Gladiatori			276	276	553		553	10,000	6,575
106	TEN GLADIATORS			309	309	618		618	5,000	13,525
107	Tunis Top Secret aka Tunisi Top Secret					0		0		0
108	Under Cover Of Darkness		10,000	10,000	10,000	30,000	803	30,803	73,000	0
109	URSUS, aka Ursus nella Valle Dei Leoni					0		0	11,250	0
110	Ursus			184	184	368		368		0
111	Yeah, My Heart Beats Loud		7,000	7,000		14,000	779	14,779	105,000	424
112	Yellow, The Cousins aka Yellow, le cugine					0		0		0
113	DARUAGNAN			125	125	250		250	0	7,500
	Package Sales					0		0		0
	Scripts								225,000	0
	unlocated difference					0		0		669

	Totals		76,750	91,969	115,349	284,068	28,075	312,143	1,520,871	481,829

SCHEDULE 1.1
Juniper Pictures Inc
Analyses of Impairment Adjustment of Film Library Costs for SB-2 comments 13,14 and 15- Letter 11-22-06

									Balance
							General		Before
							Ledger	Total	Impairment
	DATE						Balance At	Writeoff	Reevaluation
ID	ACQ	Title	Year	Cast	Director	Genre	12/31/2004	2005	2005
1	1992	79 A.D.	1962	Brad Harris, Mara Lane	Frank Kramer	Adventure	10,248	331	9,918
2	1993	ABRAXAS	1991	Jesse Ventura, Damian Lee	Damian Lee	Adventure/Sci-Fi	11,250	20,000	(8,750)
3	1992	AGZ-55	1966	German Cobos, Yoko Tani	Roberto Bianchi Montero	Adventure/Crime	8,525	275	8,250
4	1992	PASSPORT	1965	George Ardisson,Barbara Simons	Sergio Sollima	Action	8,525	275	8,250
5	1994	ALONE V ROME	1962	Rossana Podestà, Lang Jeffries	Luciano Ricci	Action/Adventure/Drama	7,750	250	7,500
6		An Eye For An Eye aka Un occhio per occhio	1967	Lea Nichols, Julian Raffertry	Miguel Iglesias	Action/Adventure/Drama	0	0	0
7	1995	ATLAS CYCLOPS, aka Maciste nella terra dei ciclopi	1961	Gordon Mitchell, Chelo Alonso	Antonio Leonviola	Adventure Maciste	11,625	375	11,250
8	1995	AVENGER	1966	Franco Nero, Alberto Dell'Acqua	Ferdinando Baldi	Adventure	11,095	680	10,415
9	1992	BANG.BANG	1968	Guy Madison, Tom Bosley	Giorgio Gentili	Western Comedy	10,230	330	9,900
10	1989	BATTLE OF STARS, aka Anno Zero/Guerra Nello Spazio	1977	John Richardson, Yanti Sommer	Alfonso Brescia	Sci/Fi	87,606	0	87,606
12		Black Ribbon For Deborah	1974	Gig Young, Bradford Dilfman	Marcello Andrei	Drama/Thriller	0	0	0
13	1996	BLACK DUKE	1963	Cameron Mitchell,	Pino Mercanti	Adventure/Drama/Romance	11,625	375	11,250
14		Black Lemons	1970	Antonio Sabato, Florinda Bolkan	Camillo Bazzoni	Crime	2	0	2
15		Blood River	1977	John Ireland, Fabio Testi	Gianfranco Baldanello	Spaghetti Western Comedy	0	0	0
16	1992	BLUEPRINT	1967	German Cobos	Roberto Bianchi Montero	Adventure Sci/Fi	8,525	275	8,250
17	1996	CAESAR THE CONQUEROR, aka Giulio Cesare, Il Conquistatore Delle Gallie	1962	Cameron Mitchell, Rick Battaglia	Tanio Boccia	Adventure	11,625	375	11,250
18		Cagliostro	1974	Curt Jurgens, Bekim Fehmiu	Daniele Pettinari	Drama	0	0	0
19		Catamount Killing aka Pittsville-Ein Safe Voll lu	1974	Horst Buchholzz,	Krystof Zanussi	Crime/Drama	0	0	0
20	1992	CATASTROPHE	1966	Marta Lipinska, Leon Niemczyk	Silvester Checinski	Documentary	11,393	368	11,025
21		Catherine & Co (Catherine et Cie)	1975	Jane Birkin, Patrick Deaweare	Michael Boisrond	Comedy	0	0	0
22	1992	CHALLENGE	1970	John Ireland	Leon Klimovsky	Western	11,393	368	11,025
23	1992	CONQUEROR OF MARACA)	1960	Hans von Borsody, Luisella Boni	Eugenio Martin	Action/Adventure/Drama	10,248	928	9,320
24	1992	CONOUEROR OF THE ORIENT, aka Il Conquistatore dell'Oriente	1960	Rick Battaglia, Gianna M.Canale	Tanio Bocia	Action/Adventure/Drama	7,381	1,935	5,446
25	1992	COSMOS	1977	John Richardson, Yanti Sommer	Al Bradley	Sci-fi	10,778	348	10,431
26	1992	CRACKDOWN		Steward Riley, Leon Stephenson	Paul De Silva	Action/Drama	63,735	15,500	48,235
27		Crossfire, aka Odio Implacabile	1947	Robert Young, Robert Ryan	Edward Dmytryk	Action	0	0	0
28		Cry Chicago	1969	Jeffrey Hunter	Javier Seto	Drama/Crime	0	0	0
29		Dark Before Dawn	1987	Charles Beecham, Becky Borg	Robert Totten	Action/Mystery	0	0	0
30		Daughter Of Mata Hari	1954	Frank Latimore	Carmine Gallone	Adventure	0	0	0
31	1989	DAYS OF FURY	1978	Vincent Price, Narrator	Fred Warshovsky	Documentary	82,605	0	82,605
32	1994	DESERT WARRIOR	1984	Mark Hammon, Luis Prendes	Enzo G. Castellari	Action	7,750	250	7,500
33		Devilman Story	1967	Guy Madison, Liz Barrett,	Paolo Bianchini	Adventure/Fantasy	0	0	0
34	1992	DEVIL’S CAVALIER	1959	Gian Maria Canale, Frank Latimore	Siro Marcellini	Adventure/Drama/Crime	5,735	185	5,550
35	1992	DISCO	1976	John Pool, Jeannie Bell	D'Urville Martin	Action, Musical	2,868	93	2,775
36	1992	DIXIE LANE	1988	Hoyt Axton, Kevin Black	David Brady	Comedy/Drama	7,063	0	7,063
37		Eagles Attack At Down aka Pritza Hagdola	1970	Yehuda Barkan, Peter Brown	Mehanem Golan	War/Action/Adventure	0	0	0
38	1992	ECHOES	1988	Richard Alfieri	Arthur Allan Seidelman	Psycodrama	4,688	0	4,688
39	1992	Elm Chanted Forest	1986	Animation	Doro Vlado Hrelajnovich	Animation	199,299	17,181	182,118
40	1992	ECF-4	1986	Animation 4 episodes	Doro Vlado Hrelajnovich	Animation	80,482	10,000	70,482
41	1991	ESCAPE FRM SAVEHAVEN	1989	William Beckwith,Jessica Dublin	Brian Thomas Jones	Action, adventure	0	5,582	(5,582)
42	1992	FISTFUL OF DIAMONDS	1973	Emily Brow, Grant Henry	Martin Campbell	Adult comedy	8,525	275	8,250
43		Fountain Of Rome aka Fontana Di Trevi	1960	Vittorio De Sica, Claudio Villa	Carlo Campogalliani	Comedy	0	0	0
44	1992	FURY OF HERCULES	1961	Brad Harris	Gianfranco Parolini	Adventure	11,393	368	11,025
45	1995	GIANTS OF THESSALY	1960	Roland Eavey, Ziva Rodann	Riccardo Freda	S/Adventure	11,625	375	11,250
46	1992	GLADIATORS SEVEN	1965	Roger Brown, Jeff Cameron	Michele Lupo	Adventure	15,983	837	15,146
47	1992	GOWFACE	1967	Robert Anthony, Evy Marandi	Bitto Albertini	Adventure	8,525	275	8,250
48	1992	GOUATH vs Giant, aka Goliath Contro I Giganti	1962	Brad Harris, Fernando Rey	Guido Malatesta	Adventure	7,381	560	6,821
49		Guns Are Still Thundering, aka Quel Caldo Maledetto Giorno Di Fuoco	1968	Robert Woods, John Ireland	Paolo Bianchini	Adventure	0	0	0
50	1995	HEROD THR GREAT	1958	Edmund Purdon, Sandra Milo	Arnaldo Genoino	Historic Drama	6,938	1,750	5,188
51	1992	HUNTER OF THE UNKNOWN, aka Agent 3S3 Massacre in the Sun	1966	George Ardisson, Frank Wolf	Sergio Sollima	Adventure, Action	8,525	275	8,250
52	1992	HYNOS	1967	Robert Woods	Paolo Bianchini	Thriller	2,868	93	2,775
53	1988	JUST BEFORE DAWN	1981	George Kennedy, Chris Lemmon	Jeff Lieberman	Horror/Thriller	257,322	49,204	208,118
54	1992	KINGS PRISONER	1954	Pierre Cressoy, Andree Debar	Giorgio Rivalta	Action, adventure	2,868	93	2,775
55	1992	LAST DAYS OF POMPEII, aka Gli Ultimi Giorni Di Pompei	1959	Steve Reeves, Fernando Rey	Mario Bonnrad	Adventure	19,918	3,714	16,203
56		Last Days of the Vikings, Ultimo dei Vikinghi	1961	Cameron Mitchell, Edmund Purdom	Giacomo Gentiluomo	Adventure	375	375	0
57	1992	LOADED GUNS	1974	Ursula Andress, Woody Strode	Fernando DiLeo	Comedy	9,688	313	9,375
58		Lonely Hearts aka Cuori Solitari	1969	Ugo Tognazzi, Senta Berger	Franco Giraldi	Drama	0	0	0
59	1988	LOVELY BUT DEADLY	1981	Lucinda Dooling, John Randolf	David Sheldon	Action/Drama	256,389	28,115	228,274
60	1992	MAKO	1976	Richard Jaeckel, Harold Sakata	William Grefe	Horror/Thriller	17,128	553	16,575
61		Massacre in The Black Forest, aka Il Massacro Della Foresta Nera	1966	Cameron Mitchell, Hans V. Borody	Ferdinando Baldi	War/Action/Adventure	0	0	0
62	1992	MOONSHINE	1977	John Saxon, William Conrad	Gus Trikonis	Action/Crime	25,653	828	24,825
63	1992	NO DIAMONDS FOR URSU, aka Diamanti che nessuno voleva rubare	1968	Jeanne Valerie,Salvo Randone	Gino Mangini	Action/Crime	2,868	93	2,775
64	1992	OLD TESTAMENT	1962	Brad Harris, Susan Paget	Gianfranco Parolini	Action/Adventure	10,248	3,402	6,846
65	1992	OPERATION	1967	George Ardisson	Nick Nostro	Adventure	8,525	275	8,250
66		Personal Foul	1987	Adam Arkin, David Morse	Ted Lichtenfeld	Drama	0	0	0
67	1992	PRAY, Prega Per La Tua Morte Sartana aka Sartana	1968	John Garko, William Berger,	Gianfranco Parolini		8,525	275	8,250
68	1992	PROBABIUlY ZERO	1969	Henry Silva, Luigi Casellato	Murizio Lucidi	Thriller/Adventure	2,868	93	2,775
69	1982	PROJECT KILL	1977	Leslie Nielsen, Gary Lockwood	William Girdler	Action/Drama	11,393	368	11,025
71	1992	RAGAN	1967	Ty Hardin, Antonella Lualdi	Gilbert Kay	Adventure	5,735	185	5,550
72	1992	RAMPAGE OF EVIL	1963	Barbara Steele, Fred Williams	Sergio Grieco	Drama / Aventure	5,735	185	5,550
73	1996	REBEL GLADIATOR, aka Ursus, il gladiatore ribelle	1963	Dan Vadis, Gloria Milland	Domenico Paolella	Adventure	11,400	375	11,025
74	1991	REJUVENATOR	1988	Vivian Lanko, John Mackay	Brian Thomas Jones	Horror	(0)	16,876	(16,876)
75	1192	RELIGION INC	1989	Sandra Bullock, George Plimpton	Daniel Adams	Thriller	0	0	0
76	1989	RETURN	1986	Diana Stoving, Day Whittaker	Andrew Silver	Thriller	106,264	24,193	82,071
77	1992	REVENGE OF URSUS	1961	Samson Burke	Luigi Capuano		2,325	75	2,250
78	1992	REVENGE OF IVANHOE	1965	Clyde Rogers,	Tanio Boccia		11,393	368	11,025
79	1992	REVENGE OF THE BI.K KNT	1963	Anthony Steffen	Nick Nostro	Drama	14,260	460	13,800
80	1992	RINGS	1966	Don Ameche, Neil Sedaka	Gilbert Cates	Documentary	10,230	330	9,900
81		Roland The Mighty, aka Orlando e I Palladini di Francia	1956	Rick Battaglia, Rossana Schiaffino	Pietro Francisi	Adventure	0	0	0
82	1992	SAMSON	1961	Brad Harris, Brigitte Corey	Gianfranco Parolini	Fantasy	10,248	652	9,596
83		Satanik	1968	Magda Konopka	Piero Vivarelli	Thriller/Horror	0	0	0
84	1992	SEVEN FROM THEBES	1964	Andrej Gardenin, M.A. Giordano	Luigi Vanzi	Action/Drama	2,512	403	2,109
85		Seven Rebel Gladiators , aka Sette Contro Tutti	1965	Roger Browne, Liz Havilland	Michele Lupo	Adventure	0	0	0
86	1992	SHARAZ	1968	Raf Vallone, Luciana Paluzzi	José Maria Elorrieta	Adventure/Comedy	11,393	368	11,025
87		Silence The Witness	1974	Bekim Fehmiu	Giuseppe Rosati	Action/Crime	0	0	0
88	1996	SON OF ELCID	1965	Mark Damon, Antonella Lualdi	Vittorio Cottafavi	Action/Drama	11,625	375	11,250
89	1992	SOULTAKER	1990	Joe Estevez	Michael Rissi	Fantasy/Horror	97,293	47,229	50,065
90	1992	SPARTACUS, aka Gli Invincibili Dieci Gladiatori	1964	Dan Vadis, Helga Line	Nick Nostro	Adventure	19,918	643	19,275
91	1992	STEPS	1984	Irene Papas	Maurizio Dell'Orso	Drama	11,393	368	11,025
92		Street Law	1974	Franco Nero, Barbara Bach	Enzo G. Castellari	Action/Crime	0	0	0
93		Survivor	1987	John Carson, Ben Denker		Sci-Fi	0	0	0
94	1992	TABOO ISLAND	1976	Laura Gemser, Arthur Kennedy	Enzo D'Ambrosio		9,688	313	9,375
95		aka Spiaggia Del Desiderio					0	0	0
96	1995	TARTAR INVASION, aka Ursus e la ragazza Tartara	1962	Yoko Tani, Ettore Mani	Remigio Del Grosso		4,563	375	4,188
97	1992	EVIL	1978	Richard Crenna, Joanna Pettet	Gus Trikonis	Horror	10,653	828	9,825
98		Tax Season	1989	Fritz Bronner, Debi Fares	Tom Law		0	0	0
99	1992	TEMPLE OF A 1000 UGHT	1964	Richard Harrison	Umberto Lenzi	Adventure	10,248	652	9,596
100		The Last Circus Show , aka Venditore Di Palloncini	1974	James Whitmore, Lee J. Cobb	Mario Gariazzo	Drama	0	0	0
101	1995	SLAVE QUEEN	1958	Rafael Luis Calvo	Vittorio Cottafavi	Adventure	11,625	375	11,250
102		The Designated Victim , aka La Vittima Designata	1971	Tomas Milian, Pierre Clementi	Maurizio Lucidi	Thriller	0	0	0
103	1992	TREASURE	1966	Cameron Mitchell, Todd Martin	José Maria Elorrieta	Adventure	11,393	368	11,025
104	1994	TREAS. OFTHE AMAZON	1985	Pedro Armendariz, Bradf.Dillman	Rene Cardona, Jr.	Adventure/Action/Drama	67	0	67
105	1992	Triumph Of TheTen Gladiators, aka Il Trionfo Dei Dieci Gladiatori	1963	Dan Vadis, Helga Line, S. Kent	Nick Nostro	Action/Adventure/Drama	17,128	553	16,575
106	1992	TEN GLADIATORS	1963	Roger Browne, Dan Vadis	Gianfranco Parolini	Adventure	19,143	618	18,525
107		Tunis Top Secret aka Tunisi Top Secret	1959	Elsa Martinelli, Georgia Mell	Bruno Paolinelli	Drama	0	0	0
108		Under Cover Of Darkness	1992	Richard Bradford, Debra Feuer	Walter Pitt	Drama/Mystery	103,803	30,803	73,000
109	1992	URSUS, aka Ursus nella Valle Dei Leoni	1962	Ed Fury, Mora Oefei	Carlo Ludovico Bragaglia	Action/Drama	11,250	0	11,250
110		Ursus	1961	Ed Fury, Mario Scaccia	Carlo Campogalliani	Action/Drama	368	368	0
111	1991	Yeah, My Heart Beats Loud	1990	Marlene Forte, Elsa Davis			120,203	14,779	105,424
112		Yellow, The Cousins aka Yellow, le cugine	1974	Dayle Haddon, Lisa Seagram	Gianfranco Baldanello	Drama	0	0	0
113	1994	DARUAGNAN					7,750	250	7,500
		Package Sales					0	0	0
		Scripts					225,000	0	225,000
		unlocated difference					669	0	669
							0	0	0
		Totals					2,314,843	312,143	2,002,700

SCHEDULE 1.1 (Continued)
Juniper Pictures Inc
Analyses of Impairment Adjustment of Film Library Costs for SB-2 comments 13,14 and 15- Letter 11-22-06

						Discount Factor			30%

				ESTIMATED REVENUE FORECAST
				FOR						Discounted	Balance of	Impairment	General Ledger
		Revenue	Revenue	2007	2008 &	2010 &	2012 &	2014	2015 thru	Estimated	Library	Reevaluation	Balance At
ID	Title	2004	2005		2009	2011	2013		2017	Revenue	After Discount	2005	12/31/2005
1	79 A.D.			2,000	5,610	4,000				(3,239)	6,679	(1,692)	11,610
2	ABRAXAS			1,000	2,500	5,000	3,750			21,000	12,250	(20,000)	11,250
3	AGZ-55				1,500	1,750	2,000	1,000		(2,000)	6,250	3,000	5,250
4	PASSPORT				500					(7,750)	500	8,250	0
5	ALONE V ROME				1,000					(6,500)	1,000	0	7,500
6	An Eye For An Eye aka Un occhio per occhio									0	0	0	0
7	ATLAS CYCLOPS, aka Maciste nella terra dei ciclopi				1,000					(11,250)	0	4,188	7,063
8	AVENGER				2,500	2,000				(5,915)	4,500	4,188	6,228
9	BANG.BANG				2,500	2,500	2,500	2,000		(400)	9,500	3,000	6,900
10	BATTLE OF STARS, aka Anno Zero/Guerra Nello Spazio			500	2,500	2,500	2,500	2,000		(77,606)	10,000	80,000	7,606
12	Black Ribbon For Deborah									0	0	0	0
13	BLACK DUKE				500	1,000	1,000	1,000	1,000	(6,750)	4,500	11,250	0
14	Black Lemons				1,500	500	5,000	250	750	7,998	8,000	2	0
15	Blood River									0	0	0	0
16	BLUEPRINT			1,500	2,250	1,500				(3,000)	5,250	3,000	5,250
17	CAESAR THE CONQUEROR, aka Giulio Cesare, Il Conquistatore Delle Gallie			500	650	650				(9,450)	1,800	11,250	0
18	Cagliostro									0	0	0	0
19	Catamount Killing aka Pittsville-Ein Safe Voll lu									0	0	0	0
20	CATASTROPHE			500	1,300	2,500	2,500	2,500	3,000	(11,024)	1	3,000	8,025
21	Catherine & Co (Catherine et Cie)									0	0	0	0
22	CHALLENGE			500	1,500	1,500	1,500	750	1,500	(3,775)	7,250	3,000	8,025
23	CONQUEROR OF MARACA)	350	850	1,500	2,500	1,500	1,500	750	1,500	1,130	10,450	0	9,320
24	CONOUEROR OF THE ORIENT, aka Il Conquistatore dell'Oriente	350	350	1,500	3,000	1,500				1,254	6,700	(46)	5,492
25	COSMOS									(10,431)	0	10,431	0
26	CRACKDOWN			500						(47,735)	500	48,000	235
27	Crossfire, aka Odio Implacabile									0	0	0	0
28	Cry Chicago									0	0	0	0
29	Dark Before Dawn									0	0	0	0
30	Daughter Of Mata Hari									0	0	0	0
31	DAYS OF FURY			1,500	3,500	1,500		750		(75,355)	7,250	75,000	7,605
32	DESERT WARRIOR			1,500	3,500	1,500		750		(250)	7,250	0	7,500
33	Devilman Story									0	0	0	0
34	DEVIL’S CAVALIER			750	1,500	1,500		750		(1,050)	4,500	5,550	0
35	DISCO									(2,775)	0	2,775	0
36	DIXIE LANE			1,500						(5,563)	1,500	0	7,063
37	Eagles Attack At Down aka Pritza Hagdola									0	0	0	0
38	ECHOES			1,500	3,500					313	5,000	0	4,688
39	Elm Chanted Forest	810	1,310	3,500	20,000	15,000				(141,498)	40,620	145,000	37,118
40	ECF-4				2,500	2,500				(65,482)	5,000	65,000	5,482
41	ESCAPE FRM SAVEHAVEN									5,582	0	(5,582)	0
42	FISTFUL OF DIAMONDS			1,500	5,000					(1,750)	6,500	3,000	5,250
43	Fountain Of Rome aka Fontana Di Trevi									0	0	0	0
44	FURY OF HERCULES			4,000	6,500	1,000				475	11,500	0	11,025
45	GIANTS OF THESSALY			500	2,500					(8,250)	3,000	11,250	0
46	GLADIATORS SEVEN	350	350	1,500	6,500	5,000	1,250	1,250		1,054	16,200	0	15,146
47	GOWFACE			1,750	5,000	350				(1,150)	7,100	3,000	5,250
48	GOUATH vs Giant, aka Goliath Contro I Giganti	350	350	500	2,500	1,500				(1,621)	5,200	6,821	(0)
49	Guns Are Still Thundering, aka Quel Caldo Maledetto Giorno Di Fuoco									0	0	0	0
50	HEROD THR GREAT									(5,188)	0	5,188	0
51	HUNTER OF THE UNKNOWN, aka Agent 3S3 Massacre in the Sun			1,250	2,500	1,500				(3,000)	5,250	3,000	5,250
52	HYNOS									(2,775)	0	2,775	0
53	JUST BEFORE DAWN	25,000	25,810	25,000	15,000	1,500				(115,808)	92,310	167,418	40,700
54	KINGS PRISONER									(2,775)	0	2,775	0
55	LAST DAYS OF POMPEII, aka Gli Ultimi Giorni Di Pompei	350	450	3,500	8,500	1,500				(1,903)	14,300	3,750	12,453
56	Last Days of the Vikings, Ultimo dei Vikinghi									0	0	0	0
57	LOADED GUNS			1,500	5,500	2,500				125	9,500	3,000	6,375
58	Lonely Hearts aka Cuori Solitari				1,500					1,500	1,500		0
59	LOVELY BUT DEADLY	810	810	5,000	15,000	7,500	2,500			(196,654)	31,620	197,994	30,280
60	MAKO			2,500	7,500	3,150	150			(3,275)	13,300	5,000	11,575
61	Massacre in The Black Forest, aka Il Massacro Della Foresta Nera									0	0		0
62	MOONSHINE			1,500	5,000	4,000				(14,325)	10,500	13,000	11,825
63	NO DIAMONDS FOR URSU, aka Diamanti che nessuno voleva rubare									(2,775)	0	2,775	0
64	OLD TESTAMENT	350	350	2,400	5,400	2,000				3,654	10,500	0	6,846
65	OPERATION				4,000	1,500				(2,750)	5,500	3,000	5,250
66	Personal Foul									0	0		0
67	PRAY, Prega Per La Tua Morte Sartana aka Sartana	15,000		5,000	7,500					19,250	27,500	3,000	5,250
68	PROBABIUlY ZERO									(2,775)	0	2,775	0
69	PROJECT KILL			500	4,500	2,500		500	500	(2,525)	8,500	3,000	8,025
71	RAGAN									(5,550)	0	5,550	0
72	RAMPAGE OF EVIL				1,750	800				(3,000)	2,550	3,000	2,550
73	REBEL GLADIATOR, aka Ursus, il gladiatore ribelle									(11,025)	0	11,025	0
74	REJUVENATOR									16,876	0	(16,876)	0
75	RELIGION INC			1,750	4,500	1,500				7,750	7,750	0	0
76	RETURN									(82,071)	0	82,071	0
77	REVENGE OF URSUS			500	2,500	1,500				(2,249)	1	890	1,360
78	REVENGE OF IVANHOE			1,000	3,500	2,000				(4,525)	6,500	11,025	0
79	REVENGE OF THE BI.K KNT				2,500	1,500				(9,800)	4,000	13,800	0
80	RINGS				4,500	2,099				(3,301)	6,599	3,000	6,900
81	Roland The Mighty, aka Orlando e I Palladini di Francia									0	0		0
82	SAMSON	350	850	1,000	4,500	3,500		500		1,104	10,700	0	9,596
83	Satanik									0	0		0
84	SEVEN FROM THEBES	350	350	2,000	3,000	1,000		425		5,016	7,125	(1,859)	3,968
85	Seven Rebel Gladiators , aka Sette Contro Tutti									0	0		0
86	SHARAZ			1,000	5,500	4,500		1,000		975	12,000	0	11,025
87	Silence The Witness									0	0		0
88	SON OF ELCID									(11,250)	0	11,250	0
89	SOULTAKER			1,000	3,500	1,000				(44,565)	5,500	46,189	3,876
90	SPARTACUS, aka Gli Invincibili Dieci Gladiatori			1,500	6,500	4,500		1,500	1,500	(3,775)	15,500	6,816	12,459
91	STEPS			2,000					1,250	(7,775)	3,250	8,000	3,025
92	Street Law									0	0		0
93	Survivor									0	0		0
94	TABOO ISLAND			1,000	2,500	1,500		1,500	1,500	(1,375)	8,000	9,375	0
95	aka Spiaggia Del Desiderio									0	0		0
96	TARTAR INVASION, aka Ursus e la ragazza Tartara			300	2,000					(1,888)	2,300	4,188	0
97	EVIL			2,000	6,000	2,850			2,000	(9,824)	1	3,000	6,825
98	Tax Season									0	0		0
99	TEMPLE OF A 1000 UGHT	350	350	2,500	6,500	2,600			2,000	4,704	14,300	0	9,596
100	The Last Circus Show , aka Venditore Di Palloncini									0	0		0
101	SLAVE QUEEN			750	1,500					(11,249)	1	4,188	7,063
102	The Designated Victim , aka La Vittima Designata									0	0		0
103	TREASURE			1,500	2,500					(7,025)	4,000	7,000	4,025
104	TREAS. OFTHE AMAZON			7,500	7,500					(63)	4	(21,093)	21,160
105	Triumph Of TheTen Gladiators, aka Il Trionfo Dei Dieci Gladiatori				6,340	3,500				(6,735)	9,840	10,000	6,575
106	TEN GLADIATORS			2,500	7,500	4,500				(18,524)	1	5,000	13,525
107	Tunis Top Secret aka Tunisi Top Secret									0	0		0
108	Under Cover Of Darkness	810	1,310	3,000						(67,880)	5,120	73,000	0
109	URSUS, aka Ursus nella Valle Dei Leoni	350	350	1,350						(9,200)	2,050	11,250	0
110	Ursus									0	0		0
111	Yeah, My Heart Beats Loud	810	810	5,000						(98,804)	6,620	105,000	424
112	Yellow, The Cousins aka Yellow, le cugine									0	0		0
113	DARUAGNAN			2,500	5,000	2,500				2,500	10,000	0	7,500
	Package Sales		21,250							21,250	21,250		0
	Scripts									(225,000)	0	225,000	0
	unlocated difference	760	(500)							(409)	260		669
											0		0
	Totals	47,500	55,400	119,800	266,800	127,249	26,150	19,175	16,500	(1,391,448)	611,251	1,520,871	481,829

SCHEDULE 2
Juniper Group, Inc.
Analysis of Available Shares

December 31, 2005						September 30, 2006
Security	Conversion Price	Face Amount of Debt	Number of Preferred Shares	Shares Converted		Conversion Price	Face Amount of Debt	Number of Preferred Shares	Shares Converted

7% Convertible Notes	0.65	50,000		76,923		0.65	50,000		76,923

Secured Convertible Notes	50% of weighted average price for twenty days, $.01438 at 12/31/05	500,000		34,770,515		50% of weighted average price for twenty days, $.01708 at 12/31/05	800,000		46,838,407

12% Non-voting Convertible redeemable preferred stock	2 common for each preferred		25,357	15	(a)	2 common for each preferred		25,357	15	(a)

Voting Convertible Redeemable Series B Preferred	weighted average price for ten days, $.0269 at 12/31/05		135,000	5,018,587		weighted average price for ten days, $.033 at 12/31/05		135,000	4,090,909

Options at 12/31/05				1,425,000					1,425,000

Warrants @ 12/31/05				3,566,000					3,566,000

Total exercisable shares				44,857,026					55,997,241

Total shares outstanding				14,232,048					14,547,448

Total shares outstanding and exercisable				59,089,074					70,544,689

Total authorized shares				75,000,000					750,000,000

Excess shares authorized				15,910,926					679,455,311

(a) Based on Stock reversals